Clinger & Co., Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2015

During the year ended December 31, 2015, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

The accompanying notes are an integral part of these financial statements.